                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                              ------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 2)
                               -----------------

                             EMERITUS CORPORATION
                             --------------------
                               (Name of Issuer)

                        Common Stock, $.0001 par value
                        ------------------------------
                        (Title of Class of Securities)

                                   291005106
                     -------------------------------------
                     (CUSIP Number of Class of Securities)

Daniel R. Baty                                        Michael E. Stansbury
Emeritus Corporation              with a copy to:     Perkins Coie LLP
3131 Elliot Avenue, Suite 500                         1201 Third Avenue, 40th Floor
Seattle, WA 98121                                     Seattle, Washington  98101
(206) 289-2909                                        (206) 583-8888

--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               December 31, 2000
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 7 Pages)

                                 SCHEDULE 13D

CUSIP NO. 291005 10-6                                          PAGE 2 OF 7 PAGES

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Daniel R. Baty
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,867,271/1/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          Not applicable
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,867,271/1/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          Not applicable
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY DANIEL R. BATY
11
      3,867,271/1/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.8%/1/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

---------------
     /1/ Daniel R. Baty owns 911,321 shares of Common Stock, which includes 168,400 shares of Common Stock issuable upon the exercise of options, and B.F., Limited Partnership, a Washington limited partnership of which Mr. Baty is limited partner, owns 2,955,950 shares of Common Stock. Mr. Baty is also sole owner of Columbia-Pacific Group, Inc., a Washington corporation and general partner of B.F., Limited Partnership. Mr. Baty has sole voting and dispositive power with respect to the shares that he owns and through Columbia-Pacific Group, Inc., the shares that are owned by B.F., Limited Partnership. The percentage is based on 10,543,946 shares of Common Stock outstanding as of 1/22/01.

                                 SCHEDULE 13D

CUSIP NO. 291005 10-6                                          PAGE 3 OF 7 PAGES

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      B.F., Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Washington
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,955,950/2/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          Not applicable
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,955,950/2/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          Not applicable
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY DANIEL R. BATY
11
      2,955,950/2/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      21.9%/2/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

---------------
     /2/ Daniel R. Baty owns 911,321 shares of Common Stock, which includes 168,400 shares of Common Stock issuable upon the exercise of options, and B.F., Limited Partnership, a Washington limited partnership of which Mr. Baty is limited partner, owns 2,955,950 shares of Common Stock. Mr. Baty is also sole owner of Columbia-Pacific Group, Inc., a Washington corporation and general partner of B.F., Limited Partnership. Mr. Baty has sole voting and dispositive power with respect to the shares that he owns and through Columbia-Pacific Group, Inc., the shares that are owned by B.F., Limited Partnership. The percentage is based on 10,543,946 shares of Common Stock outstanding as of 1/22/01.

                                 SCHEDULE 13D

CUSIP NO. 291005 10-6                                          PAGE 4 OF 7 PAGES

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Columbia-Pacific Group, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Washington
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,955,950/3/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          Not applicable
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,955,950/3/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          Not applicable
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY DANIEL R. BATY
11
      2,955,950/3/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      21.9%/3/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

---------------
     /3/ Daniel R. Baty owns 911,321 shares of Common Stock, which includes 168,400 shares of Common Stock issuable upon the exercise of options, and B.F., Limited Partnership, a Washington limited partnership of which Mr. Baty is limited partner, owns 2,955,950 shares of Common Stock. Mr. Baty is also sole owner of Columbia-Pacific Group, Inc., a Washington corporation and general partner of B.F., Limited Partnership. Mr. Baty has sole voting and dispositive power with respect to the shares that he owns and through Columbia-Pacific Group, Inc., the shares that are owned by B.F., Limited Partnership. The percentage is based on 10,543,946 shares of Common Stock outstanding as of 1/22/01.

Item 1.   Security and Issuer.

     No amendment.

Item 2.   Identity and Background.

     This Schedule 13D relates to Daniel R. Baty, B.F., Limited Partnership, and Columbia-Pacific Group, Inc. Mr. Baty is President and sole shareholder of Columbia-Pacific Group, a Washington Corporation, which is the general partner of the B.F., Limited Partnership of which Mr. Baty is also a limited partner. The foregoing persons are filing this amendment number two to the statement on
Schedule 13D filed February 15, 2000 and amended June 30, 2000, because as of December 31, 2000, they had acquired Common Stock of the Company (including certain options that vested in November and December of 2000) that resulted in an aggregate increase greater than 1% of the outstanding Common Stock of the Company.

     Mr. Baty's principal occupation is Chief Executive Officer and Chairman of the Board of the Company. His principal business address is as set forth in Item 1 above. Mr. Baty is a citizen of the United States of America and has not during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to any judgment, decree or final order relative thereto.

Item 3.   Source and Amount of Funds or Other Consideration.

     Since the filing of Amendment No. 1 to the original Schedule 13D on June 30, 2000, Mr. Baty has purchased approximately 78,000 additional shares of Common Stock, owned directly, and has purchased 500 shares of Common Stock owned indirectly, through B.F., Limited Partnership ("Partnership"). The shares of the Company purchased by Mr. Baty were purchased in the open market through a registered broker-dealer, with personal funds of Mr. Baty. The shares purchased on behalf of the Partnership were purchased in the open market through a registered broker-dealer, with working capital funds of the Partnership. In addition, certain stock options held personally by Mr. Baty became exercisable during the months of November and December, 2000.

Item 4.   Purpose of Transaction

     No amendment.

Item 5.   Interest in Securities of Emeritus Corporation

     (a) As of the date of this Amendment No. 2 to Schedule 13D, Daniel R. Baty beneficially owns 911,321 shares of common stock, which includes 168,400 shares of common stock issuable upon the exercise of options currently or within the next 60 days.

     As of the date of this Amendment No. 2 to Schedule 13D, B.F., Limited Partnership beneficially owns 2,955,950 shares of common stock of the Company, and Columbia-Pacific Group, Inc. beneficially owns, as general partner to B.F., Limited Partnership, the same 2,955,950 shares.

     Based on 10,543,946 shares of common stock outstanding as of January 22, 2001, the beneficial ownership amounts described above represent approximately 7.9% and 21.9%, respectively, of the total outstanding shares of common stock.

     (b) Daniel R. Baty, both individually and in his capacity as President and sole shareholder of Columbia-Pacific Group, Inc., General Partner of B.F., Limited Partnership, has the sole power to vote and to direct the vote of and the sole power to dispose of and to direct the disposition of all 3,867,271 shares of common stock covered by this Schedule 13D.

     (c) During the month of November 2000, Mr. Baty purchased directly a total of 55,441 shares of common stock in the Company, as reported on a Form 4 Statement filed jointly by Mr. Baty on behalf of himself, Columbia-Pacific Group, Inc. and B.F., Limited Partnership. That Statement was filed with the Securities and Exchange Commission and the American Stock Exchange, on December 9, 2000.

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Emeritus Corporation

     No amendment.

Item 7.   Material to be Filed as Exhibits

     None.



                    [Signatures appear on following page.]

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               February 6, 2001
                               -------------------------------------------------
                                                   (Date)

                                            /s/ Daniel R. Baty
                               -------------------------------------------------
                                                Daniel R. Baty



                               February 6, 2001
                               -------------------------------------------------
                                                   (Date)

                               B.F., Limited Partnership
                               -------------------------------------------------

                               By: Columbia-Pacific Group, Inc., General Partner
                               -------------------------------------------------

                               By:     /s/ Daniel R. Baty
                               -------------------------------------------------
                                           Daniel R. Baty, President



                               February 6, 2001
                               -------------------------------------------------
                                                   (Date)

                               Columbia-Pacific Group, Inc.
                               -------------------------------------------------

                               By:     /s/ Daniel R. Baty
                               -------------------------------------------------
                                           Daniel R. Baty, President